Exhibit 99.1

Coeur Announces Acquisition of New Gold to Create a New, All North American Senior Precious Metals Producer

The addition of New Gold's two Canadian mines results in a combined company with seven North American operations generating $3 billion of expected EBITDA and $2 billion of expected free cash flow in 2026 from production of approximately 20 million ounces of silver, 900,000 ounces of gold and 100 million pounds of copper

CHICAGO, Nov. 3, 2025 /CNW/ - Coeur Mining, Inc. ("Coeur") (NYSE: CDE) and New Gold Inc. ("New Gold") (TSX: NGD) (NYSE American: NGD) today announced that they have entered into a definitive agreement (the "Arrangement Agreement") whereby a wholly-owned subsidiary of Coeur will acquire all of the issued and outstanding shares of New Gold, pursuant to a court-approved plan of arrangement (the "Transaction").

Under the terms of the Arrangement Agreement, New Gold shareholders will receive 0.4959 shares of Coeur common stock for each New Gold common share (the "Exchange Ratio"). The Exchange Ratio implies consideration of $8.51 per New Gold common share, based on the closing price of Coeur shares of common stock on the New York Stock Exchange ("NYSE") on October 31, 2025. This represents a 16% premium to the October 31, 2025 closing price of New Gold on the NYSE American. In the aggregate, this implies a total equity value of approximately $7 billion based on New Gold's common shares outstanding and a pro forma combined equity market capitalization of approximately $20 billion. Upon completion of the Transaction, existing Coeur stockholders and New Gold shareholders will own approximately 62% and 38% of the outstanding common stock of the combined company, respectively.

Transaction Highlights and Strategic Rationale

•	Creates a Leading, All North American-Based Precious Metals Producer - The combined company creates a new, 100% North American senior mining company with an approximately $20 billion market capitalization; seven high-quality operations producing approximately 1.25 million gold equivalent ounces in 2026, including 20 million ounces of silver and 900,000 ounces of gold; over 80% of its revenue generated from the U.S. and Canada, and sector-leading free cash flow.
•	Significant and Immediate Addition to Coeur's EBITDA and Free Cash Flow - The combined company is expected to generate approximately $3.0 billion of EBITDA and approximately $2.0 billion of free cash flow in 2026 at significantly lower overall costs and higher margins, representing a material increase to Coeur's expected 2025 full-year EBITDA and free cash flow of approximately $1 billion and $550 million, respectively.
•	Best in Class Financial Position - This strong free cash flow profile is expected to lead to a net cash position at closing and a rapidly growing cash balance, creating a clear path to a potential investment-grade credit rating and to higher levels of stockholder returns.
•	Robust, Fully-Funded Growth Pipeline - This strong financial position is expected to accelerate investment in multiple high-return organic growth opportunities including New Afton's K-Zone, brownfield exploration at Rainy River and across all of Coeur's portfolio in the U.S., Mexico, and Canada.
•	Highly Accretive Transaction - The transaction is accretive on all of Coeur's key per share metrics, including net asset value, operating cash flow, and free cash flow, positioning the combined company for a potential share price re-rating.
•	Enhanced Sector and Capital Market Profile - The combined company will be among the top 10 largest precious metals companies and top 5 largest silver producers globally, with silver representing 30% of total metals reserves. This enhanced scale is expected to provide investors with significantly enhanced daily trading liquidity of over $380 million with the potential for inclusion in key major U.S. indexes.
•	Bolstered Combined Management Team Along with Key Board Additions - Upon closing, several members of the New Gold management team are expected to join Coeur to create a stronger and more resilient organization. Additionally, current New Gold President, Chief Executive Officer and Director, Patrick Godin, and one other current New Gold Director will join Coeur's board of directors upon closing of the Transaction.

"This transaction provides clear and compelling benefits for New Gold and Coeur shareholders by bringing together two companies with similar cultures to create a stronger, more resilient, and larger scale precious metals mining company," said Mitchell J. Krebs, Coeur's Chairman, President and Chief Executive Officer. "Both companies are in the early stages of generating significant cash flow after several years of heavy investment. We believe this is an extraordinary opportunity to create an unrivaled North American-only, mining powerhouse at just the right time.

"With the addition of New Gold's two Canadian operations to our five current operating mines we expect to generate approximately $3 billion of EBITDA and approximately $2 billion of free cash flow in 2026 at significantly lower overall costs and higher margins. Just two years ago, Coeur's full-year EBITDA totaled $142 million and its free cash flow was ($297) million. Even comparing to our expected approximate $1 billion of EBITDA and $550 million of free cash flow in 2025 highlights the extent to which this transaction helps accelerate Coeur's ongoing repositioning as a larger, more resilient, lower cost, and lower risk company.

"We also look forward to creating a deep and talented combined team that can deliver the benefits of this combination to our stockholders with the addition of several members of the New Gold management team and by having Pat join our Board of Directors along with one other existing New Gold director."

Patrick Godin, President, Chief Executive Officer and Director of New Gold said "Today is a monumental day for New Gold and the culmination of diligent focus by the team on operational and development work that has transformed New Gold into the financially strong and significant free cash flow generating company it is today. A combination with Coeur unlocks the next level of potential for our shareholders, uniting with a company of similar financial strength and cash flow generation while also gaining exposure to a larger scale, diversified portfolio with new long-life assets and immense exploration potential. Together, we will be a cash flow powerhouse, leaping above larger peers, with significant exploration upside and the potential to significantly extend mine life and grow net asset value per share.

"The combination will provide New Gold shareholders with value from combined operational synergies including rapidly unlocking the potential of K-Zone at New Afton and the exploration potential of Rainy River while also diversifying our asset base by adding five high quality precious metals operations with significant upside. I strongly believe in the potential of the pro forma company, which is why I am keen to join the Board, as we embark on the next stage in the evolution of both companies as a new, all North American senior precious metals company, one that is unique in our industry."

Benefits to Coeur Stockholders

•	Ownership in a liquid, new senior precious metals producer with a well-balanced platform of seven North American operations and sector-leading free cash flow yield
•	Enhances asset portfolio quality by adding two large, lower cost, higher margin Canadian operations which is expected to meaningfully reduce overall costs
•	Provides exposure to a compelling and unique metals mix consisting of gold, silver and copper
•	Accretive to Coeur's per share net asset value, and significantly accretive to operating cash flow and free cash flow metrics
•	Further strengthens Coeur's balance sheet by adding significant free cash flow to build a robust cash balance and provide enhanced operational and strategic flexibility
•	Offers significant upside potential from numerous high return, organic growth opportunities across the combined portfolio
•	Strengthens Coeur's ability to return meaningful capital to stockholders
•	Bolsters the combined management team and Board to deliver the benefits of this Transaction to the combined stockholders

Benefits to New Gold Shareholders

•	Immediate and significant premium of approximately 16% to the October 31, 2025 closing price
•	Substantial equity participation in Coeur's well-balanced portfolio of mines in North America, while retaining meaningful exposure to future upside at New Afton and Rainy River with New Gold shareholders owning approximately 38% of the combined company.
•	Allows New Gold shareholders to gain exposure to a combined entity with greater scale and operating diversification thereby significantly reducing risk
•	Uniquely positions the combined company's robust financial strength and flexibility, along with its extensive underground mining expertise, to unlock the full potential of New Afton and Rainy River
•	Offers significantly enhanced trading liquidity and capital markets exposure with a U.S. listing combined with a new Toronto Stock Exchange ("TSX") listing being sought by Coeur in connection with this Transaction
•	Potential for significant additional ETF ownership and eligibility for larger generalist investors
•	A combination with a company sharing similar culture values and alignment on safety and caring for its workforce and local communities
•	Significant re-rate opportunity for the combined entity, providing additional potential value for New Gold shareholders

Benefits to Canada

Coeur and New Gold believe that the combined entity will provide multiple tangible benefits to Canada, British Columbia and Ontario - the communities where New Gold operates - and the Canadian mining industry more generally. As part of this Transaction, the combined company plans to:

•	Accelerate levels of investment in exploration and expansion at New Gold's existing operations as well as the continued evaluation of Coeur's Silvertip critical minerals project in northern British Columbia
•	Sustain significant employment levels in Canada and increase Canadian representation on Coeur's Board of Directors and senior management team
•	Combined company would have over 1,700 employees across Canada, with approximately 450 more employed as contractors
•	Maintain New Gold's existing corporate office in Toronto, in addition to the office in Vancouver that Coeur has maintained since 2017
•	Maintain offtake agreement for processing of minerals in Canada
•	Maintain New Gold's strong partnerships, relationships and contributions with Indigenous and local communities in British Columbia and Ontario
•	Apply to list Coeur common stock for trading on the TSX

Transaction Summary

The proposed Transaction will be effected pursuant to a plan of arrangement under the Business Corporations Act (British Columbia), which is required to be approved by a British Columbia court. The Transaction will require approval by 66⅔ percent of the votes cast by the shareholders of New Gold at a special meeting of New Gold shareholders expected to be held in the first quarter of 2026. The Transaction will also require approval of a simple majority of votes cast by the shareholders of New Gold, excluding those votes attached to New Gold common shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holder in Special Transaction. Registered shareholders of New Gold at the record date for New Gold's shareholders' meeting will have customary dissent rights. The issuance of shares by Coeur pursuant to the Transaction and an amendment to the Coeur certificate of incorporation to increase the number of authorized shares of Coeur stock is subject to approval by the Coeur stockholders at a special meeting also expected to be held in the first quarter of 2026. The directors and senior officers of New Gold and Coeur have entered into customary voting support agreements, pursuant to which they have committed to vote their common shares held in favor of the Transaction. Upon completion of the Transaction, existing Coeur stockholders and New Gold shareholders will own approximately 62% and 38% of the issued and outstanding shares of common stock of the combined company, respectively. Additionally, upon closing of the Transaction, Patrick Godin and one other current New Gold director are expected to join Coeur's board of directors.

In addition to respective Coeur and New Gold court and shareholder approvals, the Transaction is subject to applicable regulatory approvals, approval of the listing of Coeur shares of common stock to be issued under the Transaction on the NYSE and TSX, and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Transaction is expected to close in H1 2026. The Arrangement Agreement includes customary deal protections, including reciprocal fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals. Additionally, break fees in the amount of approximately $414 million and approximately $255 million are payable by Coeur and New Gold, respectively, and a reciprocal expense reimbursement fee is payable by one party to the other party in certain circumstances if the Transaction is not completed.

Following completion of the Transaction, New Gold common shares are expected to be de-listed from the TSX and the NYSE American.

Full details of the Transaction will be included in Coeur's proxy statement and New Gold information circular.

Board of Directors' Recommendations

After consultation with its outside financial and legal advisors, the Board of Directors of Coeur has unanimously approved the Transaction. The Board of Directors of Coeur recommends that Coeur stockholders vote in favor of the Transaction.

The Board of Directors of New Gold appointed a special committee of independent directors (the "Special Committee") to consider and make a recommendation with respect to the Transaction. Based on the unanimous recommendation of the New Gold Special Committee, and after consultation with its outside financial and legal advisors, the Board of Directors of New Gold has unanimously approved the Transaction. The Board of Directors of New Gold recommends that New Gold shareholders vote in favor of the Transaction.

National Bank Capital Markets has provided a fairness opinion to the New Gold Board of Directors, and CIBC Capital Markets has provided a fairness opinion to the New Gold Special Committee, to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the consideration to be received by New Gold shareholders is fair, from a financial point of view, to the shareholders of New Gold.

Advisors and Counsel

BMO Capital Markets is acting as financial advisor to Coeur. RBC Capital Markets is also acting as a financial advisor to Coeur. Goodmans LLP and Gibson, Dunn & Crutcher LLP are acting as Coeur's legal advisors.

National Bank Capital Markets is acting as financial advisor to New Gold and CIBC Capital Markets is acting as financial advisor to the Special Committee. Davies Ward Phillips & Vineberg LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as New Gold's legal advisors, and Blake, Cassels & Graydon LLP is acting as counsel to the Special Committee.

Conference Call

Coeur and New Gold will conduct a joint conference call to discuss the Transaction on November 3rd, 2025 at 8:00 a.m. Eastern Time. An accompanying presentation will be made available on the company's website at www.coeur.com.

Dial-In Numbers:        (855) 560-2581 (U.S., Canada)

         (412) 542-4166 (International)

Conference ID:           Coeur Mining

Hosting this call will be Mitchell J. Krebs, Chairman, President and Chief Executive Officer of Coeur, who will be joined by Patrick Godin, President, Chief Executive Officer and Director of New Gold. A replay of the call will be available through November 10, 2025.

Replay numbers:         (855) 669-9658 (U.S., Canada)

          (412) 317-0088 (International)

Conference ID:           869 91 14

About Coeur
Coeur is a U.S.-based, well-diversified, growing precious metals producer with five wholly-owned operations: the Las Chispas silver-gold mine in Sonora, Mexico, the Palmarejo gold-silver complex in Chihuahua, Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska and the Wharf gold mine in South Dakota. In addition, the Company wholly-owns the Silvertip polymetallic critical minerals exploration project in British Columbia.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders.

Notes
All figures are in U.S. dollars unless denoted otherwise.

No Offer or Solicitation
Communications in the news release do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information
In connection with the Transaction, Coeur and New Gold intend to file materials with the Securities and Exchange Commission (the "SEC") and on SEDAR+, as applicable. Coeur intends to file a definitive proxy statement on Schedule 14A (the "Proxy Statement") with the SEC in connection with the solicitation of proxies to obtain Coeur stockholder approval of (A) the issuance of shares of common stock of Coeur in connection with the Transaction (the "Stock Issuance") and (B) the amendment of the Coeur certificate of incorporation to increase the number of authorized shares of Coeur common stock (the "Charter Amendment"), and New Gold intends to file a notice of the New Gold shareholder meeting and accompanying management information circular (the "Circular") with the Toronto Stock Exchange and on SEDAR+ and with the SEC in connection with the solicitation of proxies to obtain New Gold shareholder approval of the Transaction. After the Proxy Statement is cleared by the SEC, Coeur intends to mail a definitive Proxy Statement to the stockholders of Coeur. This communication is not a substitute for the Proxy Statement, the Circular or for any other document that Coeur or New Gold may file with the SEC or on SEDAR+ and/or send to Coeur stockholders and/or New Gold shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF COEUR AND NEW GOLD ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT AND THE CIRCULAR, RESPECTIVELY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY COEUR AND/OR NEW GOLD WITH THE SEC OR ON SEDAR+, AS APPLICABLE, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COEUR, NEW GOLD, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Stockholders of Coeur and shareholders of New Gold will be able to obtain free copies of the Proxy Statement and the Circular, as each may be amended from time to time, and other relevant documents filed by Coeur and/or New Gold with the SEC or on SEDAR+ (when they become available) through the website maintained by the SEC at www.sec.gov or on SEDAR+ at www.sedarplus.ca, as applicable. Copies of documents filed with the SEC by Coeur will be available free of charge from Coeur website at www.coeur.com under the "Investors" tab or by contacting Coeur's Investor Relations Department at (312) 489-5800 or investors@coeur.com. Copies of documents filed with the SEC or on SEDAR+ by New Gold will be available free of charge from New Gold's website at www.newgold.com under the "Investors" tab or by contacting New Gold's Investor Relations Department at invest@newgold.com.

Participants in the Solicitation
Coeur, New Gold and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Coeur stockholders and New Gold shareholders in connection with the Transaction. Information regarding the executive officers and directors of Coeur is included in its definitive proxy statement for its 2025 annual meeting under the headings "Proposal No. 1 - Election of Directors", "Information about our Executive Officers", "Compensation Discussion and Analysis", and "Director Compensation", which was filed with the SEC on April 2, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000215466/000114036125011870/ny20041389x1_def14a.htm. Information regarding the directors and certain executive officers of New Gold's is included in its information circular and proxy statement for its 2025 annual meeting under the headings "Compensation of Executive Officers and Directors" and "Compensation Discussion and Analysis", which was filed on SEDAR+ on March 21, 2025 and is available at https://www.sedarplus.ca/csaparty/records/document.html?id=830b181741852e3fbae8f0bbde1c5d1322916fbc490192f57cd368fe27d666af. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement, the Circular and other materials when they are filed with the SEC or on SEDAR+ in connection with the Arrangement. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Note to U.S. Investors
Coeur's public disclosures are governed by the U.S. Securities Exchange Act of 1934, as amended, including Regulation S-K 1300 thereunder, whereas New Gold discloses estimates of "measured," "indicated," and "inferred" mineral resources as such terms are used in Canada's National Instrument 43-101. Although S-K 1300 and NI 43-101 have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, they at times embody different approaches or definitions. Consequently, investors are cautioned that public disclosures by New Gold prepared in accordance with NI 43-101 may not be comparable to similar information made public by companies, including Coeur, subject to S-K 1300 and the other reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. The scientific and technical information concerning Coeur's mineral projects in this communication have been reviewed and approved by a "qualified person" under Item 1300 of SEC Regulation S-K, namely Coeur's Vice President, Technical Services, Christopher Pascoe. New Gold's "qualified person" under NI 43-101 for this communication is Travis Murphy, Vice President, Operations who has reviewed and approved its contents.

Forward-Looking Statements and Cautionary Statements
Certain statements in this press release concerning the proposed Transaction, including any statements regarding the expected timetable, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Coeur's or New Gold's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include, but are not limited to, statements regarding Coeur's or New Gold's plans and expectations with respect to the proposed Transaction and the anticipated impact of the proposed Transaction on the combined company's results of operations, financial position, growth opportunities and competitive position, including maintaining current Coeur and New Gold management, strategies and plans and integration. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of New Gold may not approve the Transaction or stockholders of Coeur may not approve the Stock Issuance or the Charter Amendment; the risk that any other condition to closing of the Transaction may not be satisfied; the risk that the closing of the Transaction might be delayed or not occur at all; the anticipated timing of mailing proxy statements and information circulars regarding the Transaction; the risk that the either Coeur or New Gold may terminate the Arrangement Agreement and either Coeur or New Gold is required to pay a termination fee to the other party; potential adverse reactions or changes to business or employee relationships of Coeur or New Gold, including those resulting from the announcement or completion of the Transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Coeur and New Gold; the effects of the business combination of Coeur and New Gold, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the risk that Coeur or New Gold may not receive the required stock exchange and regulatory approvals of the Transaction; the expected listing of shares on the NYSE; the listing of Coeur common stock on the TSX; the risk of any litigation relating to the proposed Transaction; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices, life of mine estimates; the timing and amount of estimated future production; the risks of mining activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company's operations, gold and silver market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Coeur's Annual Report on Form 10-K for the year ended December 31, 2024, and subsequent Quarterly Reports on Form 10-Q, which are on file with the SEC and available from Coeur's website at www.coeur.com under the "Investors" tab, and in other documents Coeur's files with the SEC and in New Gold's annual information form for the year ended December 31, 2024, which is on file with the SEC and on SEDAR+ and available from New Gold's website at www.newgold.com under the "Investors" tab, and in other documents New Gold files with the SEC or on SEDAR+.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Coeur's nor New Gold assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Non-GAAP and Non-IFRS Financial Measures
This press release contains certain non-GAAP and non-IFRS financial measures, which management believes may enable investors to better evaluate the Coeur and New Gold performance, liquidity and ability to generate cash flow. These measures do not have any standardized definition under U.S. GAAP or IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP or IFRS, as applicable. Other companies may calculate these measures differently.
Free Cash Flow
Free cash flow subtracts sustaining capital expenditures from net cash provided by operating activities, serving as an indicator of the capacity to generate cash from operations post-sustaining capital investments.

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SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2025/03/c5522.html

%CIK: 0000800166

For further information: For Additional Information: Coeur Mining, Inc., 200 S. Wacker Drive, Suite 2100, Chicago, Illinois 60606, Attention: Jeff Wilhoit, Senior Director, Investor Relations, Phone: (312) 489-5800, www.coeur.com; New Gold, Inc., Brookfield Place 181 Bay Street, Suite 3320, Toronto, Ontario V6C 3P1, Attention: Brandon Throop, Director, Investor Relations, Phone: +1 (416) 324-6000, www.newgold.com

CO: New Gold Inc.

CNW 06:30e 03-NOV-25